 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

VAREX IMAGING CORPORATION
(Exact name of the registrant as specified in its charter)

Delaware	001-37860	81-3434516
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1678 S. Pioneer Road, Salt Lake City, Utah		84104
(Address of principal executive offices)		(Zip code)

Kimberley E. Honeysett	(801) 972-5000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

 Introduction:

Varex Imaging Corporation (the “Company” or “Varex”), a Delaware corporation formed in 2016, designs, manufactures, sells and services a broad range of X-ray imaging components, including X-ray tubes, digital detectors and accessories, high voltage connectors, high-energy inspection accelerators, image processing software and workstations, computer-aided diagnostic software, collimators, automatic exposure control devices, generators, ionization chambers and buckys, for use in a range of applications, including radiographic or fluoroscopic imaging, mammography, special procedures, computed tomography, radio therapy and computer-aided detection. The Company sells its products to imaging system original equipment manufacturer (“OEM”) customers for incorporation into new medical diagnostic, radiation therapy, dental, veterinary and industrial imaging systems, to independent service companies, distributors and directly to end-users for replacement purposes.

The Company also designs, manufacturers, sells and services industrial products, which include Linatron® X-ray accelerators, imaging processing software and image detection products for security and inspection purposes, such as cargo screening at ports and borders, airports, and nondestructive examination in a variety of applications. The Company generally sells security and inspection products to OEM customers who incorporate Varex’s products into their inspection systems. The Company conducts an active research and development program to focus on new technology and applications in both the medical and industrial X-ray imaging markets.

Item 1.01.	Conflict Minerals Disclosure and Report

The Company has concluded in good faith that during 2017,

a.
The Company has manufactured and contracted to manufacture products as to which “conflict minerals” (as defined in Section 1, Item 1.01 (d) (3) of Form SD) are necessary to the functionality or production of such products.

b.
Based on a “reasonable country of origin inquiry”, the Company knows or has reason to believe that a portion of its necessary conflict minerals originated or may have originated in the Democratic Republic of the Congo or an adjoining country (collectively, sometimes referred to as the “Covered Countries”). Further the Company has determined that smelters and refiners identified as sourcing from the Covered Countries have been audited by the Responsible Minerals Initiative (RMI) and validated as “compliant”.

The Company’s reasonable country of origin inquiry employed a combination of measures to determine whether the necessary conflict minerals in any of the Company’s products originated from the Covered Countries. The Company’s primary means of determining country of origin of necessary conflict minerals was by conducting a supply-chain survey with direct vendors using the Responsible Business Alliance/Global e-Sustainability Initiative (RBA/GeSI) Conflict Minerals Reporting Template. The Company surveyed its direct vendors that were determined to have or had a high likelihood of containing tin, tantalum, tungsten or gold in their products. Additionally, the Company used the RMI website (http://www.responsiblemineralsinitiative.org/), smelter company websites, and other online tools to provide additional country of origin information.

Below is a summary of the information collected from all supply-chain survey respondents.

Conflict Mineral	Countries of Origin
Gold
Benin, Bolivia, Burkina Faso, Canada, Chile, Colombia, Ecuador, Eritrea, Ghana, Guatemala, Guinea, Guyana, Honduras, Mali, Nicaragua, Panama, Peru, Russian Federation, Senegal, Togo, United States, South Africa

Tantalum
Australia, Bolivia, Brazil, Colombia, China, Ethiopia, France, Guinea, Guyana, India, Kazakhstan, Madagascar, Malaysia, Namibia, Nigeria, Russian Federation, Sierra Leone, Thailand, United States, Zimbabwe, Mozambique, Burundi, Rwanda, Democratic Republic of the Congo*

Tin
Argentina, Australia, Bolivia, Brazil, China, Colombia, Germany, Indonesia, Laos, Malaysia, Mongolia, Myanmar, Nigeria, Peru, Portugal, Russian Federation, Thailand, United Kingdom, Vietnam, Zimbabwe, Burundi, Rwanda, Uganda, Democratic Republic of the Congo*

Tungsten
Australia, Austria, Bolivia, Brazil, Cambodia, Canada, China, Colombia, Japan, Mexico, Mongolia, Nigeria, Portugal, Russian Federation, Spain, United Kingdom, United States, Uzbekistan, Viet Nam, Burundi, Rwanda, Democratic Republic of the Congo*

*The reported tantalum from the DRC came from 6 smelters, reported tin from DRC came from 2 smelters, and reported tungsten from DRC came from 2 smelters all of which have been audited and validated as “compliant” by the RMI, which is internationally recognized for conflict free validation audits.

Conflict Minerals Disclosure
In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, the Company has filed this Specialized Disclosure Form (Form SD) with the Securities and Exchange Commission and the associated Conflict Minerals Report and both documents are posted to a publicly available Internet site at https://www.vareximaging.com/legal-information.

Item 1.02.	Exhibits
Conflict Minerals Report required by Item 1.01 is attached as Exhibit 1.01.

Item 2.01.	Exhibits
1.01. Conflict Minerals Report as required by Items 1.01 and 1.02.

* * * * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

VAREX IMAGING CORPORATION
(Registrant)

/s/ Kimberley E. Honeysett	Dated: May 25, 2018
Kimberley E. Honeysett Senior Vice President, General Counsel and Corporate Secretary